Kenneth C. Winterbottom IV Phone: (410) 457-3453 Fax: (443) 637-7829 kwinterbottom@zarrenlawgroup.com www.zarrenlawgroup.com

December 5, 2023

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pearlyne Paulemon

In the Matter of:

Iron Horse Acquisitions Corp. (the “Company”)

Registration Statement on Form S-1, File No: 333-275076

(the “Registration Statement”)

Ladies and Gentlemen:

On behalf of our client, Iron Horse Acquisitions Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated November 15, 2023, relating to the above-referenced Registration Statement. We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amended Registration Statement”).

Form S-1 filed October 19, 2023 Part II

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES, page II-3

1.	Please revise your Exhibit 107 - Registration Fee Table to clarify when and how the registration statement fees were paid.

The Company respectfully acknowledges the Staff’s comments and has refiled with the Amended Registration Statement an updated version of the filing fee table required to be filed as Exhibit 107 by Item 601 of Regulation S-K.

Please direct any questions regarding the Company’s responses or the Amended Registration Statement to me at (410) 457-3453.

Sincerely,

Zarren Law Group, LLC

/s/ Kenneth C. Winterbottom IV
Kenneth C. Winterbottom IV

cc:	Jose A. Bengochea, Chief Executive Officer, Iron Horse Acquisitions Corp.
David J. Levine, Loeb & Loeb LLP